FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of August 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces Joint Venture with GOSCO for Seismic Services Offshore Ghana

Paris, France – August 30, 2016

CGG announced today that it has signed an agreement with GNPC Operating Services Company Ltd (GOSCO), an independent Ghanaian E&P services company, to form a joint-venture company dedicated to conducting high-end 2D, 3D and 4D marine seismic acquisition and related services in the territorial waters of the Republic of Ghana.

The primary aim of the joint-venture company, known as GOSCO Geoscience Limited (GGSL), is to make available world-class seismic vessels and state-of-the-art marine seismic acquisition technologies and services to oil and gas industry players operating in Ghana. The new joint venture will be a Ghanaian indigenous company and be based in Accra. Its creation also recognizes and supports the requirement for knowledge transfer and capacity-building in the Ghanaian E&P industry as well as the need for safe and efficient oil and gas operations undertaken to the highest international standards.

Jean-Georges Malcor, CEO, CGG, said: “We have joined forces with GOSCO to set up this joint venture as a response to recent growing industry interest in Ghana’s oil and gas potential. This move is another example of CGG’s strategy to work in partnership with local oil and gas players to benefit from their experience of working in the country while bringing them the benefit of CGG’s global expertise as a leading technology provider. We believe this joint venture will create a strong vehicle for growth in Ghana’s E&P industry.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs more than 6,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 30th, 2016	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO